Filed by Ares Acquisition Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

NEWS RELEASE

FOR IMMEDIATE RELEASE

Dow’s Seadrift, Texas location selected for X-energy advanced SMR nuclear project to deliver safe, reliable, zero carbon emissions power and steam production

•	Seadrift site’s power and steam needs match capabilities of X-energy’s Xe-100 small modular reactor

•	Dow and X-energy to prepare and submit Construction Permit applications to the U.S. Nuclear Regulatory Commission

•	Project expected to be complete by the end of the decade

MIDLAND, Michigan and ROCKVILLE, Maryland– May 11, 2023 – Dow (NYSE: DOW), the world’s leading materials science company, and X-Energy Reactor Company, LLC (“X-energy”), a leading developer of advanced nuclear reactors and fuel technology for clean energy generation, announced today that Dow has selected its UCC1 Seadrift Operations manufacturing site (“Seadrift or the “site”) in Texas for its proposed advanced small modular reactor (“SMR”) nuclear project. The project is focused on providing the Seadrift site with safe, reliable, zero carbon emissions power and steam as existing energy and steam assets near their end-of-life.

Dow and X-energy previously announced their entry into a joint development agreement (“JDA”) to install an advanced SMR nuclear plant at an industrial site in North America. The U.S. Department of Energy (“DOE”) named Dow a sub-awardee under X-energy’s Advanced Reactor Demonstration Program (“ARDP”) Cooperative Agreement. The JDA provides for up to $50 million in engineering work, up to half of which is eligible to be funded through ARDP, and the other half by Dow.

The project is expected to reduce the Seadrift site’s emissions by approximately 440,000 MT CO2e/year. Dow and X-energy will now prepare and submit a Construction Permit application to the U.S. Nuclear Regulatory Commission (“NRC”), an important milestone to bringing the project to fruition. Construction on the four-reactor project is expected to begin in 2026 and to be completed by the end of this decade.

Dow’s Seadrift site covers 4,700 acres and manufactures more than 4 million pounds of materials per year used across a wide variety of applications including food packaging and preservation, footwear, wire and cable insulation, solar cell membranes, and packaging for medical and pharmaceutical products.

X-energy was selected by the DOE in 2020 to develop, license, build, and demonstrate an operational advanced reactor and fuel fabrication facility by the end of the decade. Since that award, X-energy has completed the engineering and basic design of the nuclear reactor, has begun development and licensing of a fuel fabrication facility in Oak Ridge, Tennessee, and is now working with Dow to prepare applications to the NRC for Construction Permits at the Seadrift site.

[1]	Union Carbide Corporation is a wholly-owned subsidiary of The Dow Chemical Company

Attributable quotes:

Jim Fitterling, Dow chairman and CEO

•

“Advanced nuclear has attractive advantages over other sources of clean power, including a compact footprint, competitive cost, and enhanced power and steam reliability. The Seadrift site plays an important role in further advancing Dow’s sustainability goals, as evidenced by our increasing growth and investment at the site. We are excited to have the support of our local community, the DOE, and State of Texas as we progress on this important project.”

•

“Our advanced nuclear project is another example of Dow leading the way and showing industry the path toward a lower carbon future. Alongside Dow’s key decarbonize and grow projects in Alberta and Terneuzen, as well as our circularity projects around the globe, we are positioned to drive growth by delivering sustainable products.”

Clay Sell, X-energy CEO

•

“X-energy will deliver our innovative technology to the Texas Gulf Coast to efficiently and reliably decarbonize the Seadrift Site’s heat and power assets. We will showcase the unique versatility and wide range of applications of the Xe-100 advanced small modular nuclear reactor for energy production and manufacturing. This project will serve as a model for how we can decarbonize processes to create the products relied upon by people all over the world.”

Governor Greg Abbott, The State of Texas

•

“Texas is the energy capital of the world, and Dow and X-energy’s decision to choose Texas as the location for their new SMR nuclear plant is a testament to our state’s exceptional business climate and history of innovation in this critical industry,” said Governor Greg Abbott. “This SMR project further cements Texas’ position as a global energy leader and will bring good-paying jobs and more economic opportunity to hardworking Texans in the Coastal Bend. I look forward to working with Dow and X-energy as we continue to unleash the full potential of our state’s mighty energy industry.”

Judge Richard Meyer, Calhoun County Judge

•

“We are excited that Dow has chosen its Seadrift site for this innovative technology and investment. Calhoun County welcomes this economic development and we appreciate Dow and X-energy’s willingness to engage the community regarding the benefits and safety of the project.”

Available pictures for download:

XE-100 reactor

TRISO-X nuclear fuel

Plant rendering

###

Dow

Dow (NYSE: DOW) combines global breadth; asset integration and scale; focused innovation and materials science expertise; leading business positions; and environmental, social and governance leadership to achieve profitable growth and help deliver a sustainable future. The Company’s ambition is to become the most innovative, customer centric, inclusive and sustainable materials science company in the world. Dow’s portfolio of plastics, industrial intermediates, coatings and silicones businesses delivers a broad range of differentiated, science-based products and solutions for its customers in high-growth market segments, such as packaging, infrastructure, mobility and consumer applications. Dow operates manufacturing sites in 31 countries and employs approximately 37,800 people. Dow delivered sales of approximately $57 billion in 2022. References to Dow or the Company mean Dow Inc. and its subsidiaries. For more information, please visit www.dow.com or follow @DowNewsroom on Twitter.

Cautionary Statement about Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements often address expected future business and financial performance, financial condition, and other matters, and often contain words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “opportunity,” “outlook,” “plan,” “project,” “seek,” “should,” “strategy,” “target,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions, and variations or negatives of these words or phrases.

Forward-looking statements are based on current assumptions and expectations of future events that are subject to risks, uncertainties and other factors that are beyond Dow’s control, which may cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements and speak only as of the date the statements were made. These factors include, but are not limited to: sales of Dow’s products; Dow’s expenses, future revenues and profitability; the continuing global and regional economic impacts of the coronavirus disease 2019 (“COVID-19”) pandemic and other public health-related risks and events on Dow’s business; any sanctions, export restrictions, supply chain disruptions or increased economic uncertainty related to the ongoing conflict between Russia and Ukraine; capital requirements and need for and availability of financing; unexpected barriers in the development of technology, including with respect to Dow’s contemplated capital and operating projects; Dow’s ability to realize its commitment to carbon neutrality on the contemplated timeframe; size of the markets for Dow’s products and services and ability to compete in such markets; failure to develop and market new products and optimally manage product life cycles; the rate and degree of market acceptance of Dow’s products; significant litigation and environmental matters and related contingencies and unexpected expenses; the success of competing technologies that are or may become available; the ability to protect Dow’s intellectual property in the United States and abroad; developments related to contemplated restructuring activities and proposed divestitures or acquisitions such as workforce reduction, manufacturing facility and/or asset closure and related exit and disposal activities, and the benefits and costs associated with each of the foregoing; fluctuations in energy and raw material prices; management of process safety and product stewardship; changes in relationships with Dow’s significant customers and suppliers; changes in consumer preferences and demand; changes in laws and regulations, political conditions or industry development; global economic and capital markets conditions, such as inflation, market uncertainty, interest and currency exchange rates, and equity and commodity prices; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, including the ongoing conflict between Russia and Ukraine; weather events and natural disasters; and disruptions in Dow’s information technology networks and systems; and risks related to Dow’s separation from DowDuPont Inc. such as Dow’s obligation to indemnify DuPont de Nemours, Inc. and/or Corteva, Inc. for certain liabilities.

Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section titled “Risk Factors” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and the Company’s subsequent Quarterly Reports on Form 10-Q. These are not the only risks and uncertainties that Dow faces. There may be other risks and uncertainties that Dow is unable to identify at this time or that Dow does not currently expect to have a material impact on its business. If any of those risks or uncertainties develops into an actual event, it could have a material adverse effect on Dow’s business. Dow Inc. and TDCC assume no obligation to update or revise publicly any forward-looking statements whether because of new information, future events, or otherwise, except as required by securities and other applicable laws.

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with other SMRs and conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

As previously announced on December 6, 2022, X-energy entered into a definitive business combination agreement with Ares Acquisition Corporation (NYSE: AAC) (“AAC”), a publicly-traded special purpose acquisition company. Upon the closing of the transaction, which is expected to be completed in the summer of 2023, the combined company will be named X-Energy, Inc. and its common equity securities and warrants are expected to be listed on the New York Stock Exchange.

Completion of the transaction is subject to approval by AAC’s shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions.

About Ares Acquisition Corporation

AAC is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”) with X-energy, AAC filed a registration statement on Form S-4 on January 25, 2023, as amended by Amendment No. 1 thereto, filed on March 24, 2023 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Dow

Investors:

ir@dow.com

Media:

Jarrod Erpelding

+1-989.633.1863

jarrod.erpelding@dow.com

or

Kyle Bandlow

+1-989.638.2427

kbandlow@dow.com

X-energy

Investors:

XenergyIR@icrinc.com

Media:

XenergyPR@icrinc.com

Ares Acquisition Corporation

Investors:

Carl Drake and Greg Mason

+1-888-818-5298

IR@AresAcquisitionCorporation.com

Media:

Jacob Silber

+1-212-301-0376

media@aresmgmt.com